Condensed consolidated interim financial statements of
Li-Cycle Holdings Corp.
Three months ended January 31, 2022 and 2021
(unaudited)

Condensed consolidated interim statements of financial position	2
Condensed consolidated interim statements of comprehensive income and (loss)	3
Condensed consolidated interim statements of changes in equity	4
Condensed consolidated interim statements of cash flows	5
Notes to the Condensed consolidated interim financial statements	6

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position
As at January 31, 2022 and October 31, 2021
(Unaudited - expressed in U.S. dollars)

		January 31, 2022	October 31, 2021
	Notes	$	$

Assets
Current assets
Cash and cash equivalents		552,242,301	596,858,298
Accounts receivable	3	5,815,394	4,072,701
Other receivables	3	710,824	973,145
Prepayments and deposits	4	19,572,133	8,646,998
Inventory	5	2,881,047	1,197,807
		581,221,699	611,748,949

Non-current assets
Plant and equipment	6	41,369,644	26,389,463
Right-of-use assets	7	28,121,604	27,009,760
		69,491,248	53,399,223

		650,712,947	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities		16,849,956	18,701,116
Lease liabilities	9	4,574,570	2,868,795
Loans payable		7,752	7,752
		21,432,278	21,577,663

Non-current liabilities
Lease liabilities	9	26,007,652	26,496,074
Loans payable		29,363	31,996
Convertible debt	10	89,445,172	100,877,838
Warrants	11	—	82,109,334
Restoration provisions		330,776	334,233
		115,812,963	209,849,475

		137,245,241	231,427,138

Shareholders' equity
Share capital	12	718,080,377	672,079,154
Contributed surplus		8,225,530	3,026,721
Accumulated deficit		(212,541,589)	(241,088,229)
Accumulated other comprehensive loss		(296,612)	(296,612)
		513,467,706	433,721,034
		650,712,947	665,148,172

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of comprehensive income and (loss)
Three months ended January 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Three Months Ended January 31,
		2022	2021
	Notes	$	$

Revenue
Product sales		3,622,447	912,866
Recycling services		215,523	104,374
		3,837,970	1,017,240

Expenses
Employee salaries and benefits		7,778,660	1,698,199
Professional fees		2,874,039	2,434,134
Share-based compensation	12	5,198,809	746,171
Raw materials and supplies		1,413,842	414,102
Office, administrative and travel		2,844,540	304,241
Depreciation	6, 7	1,834,075	527,378
Research and development		341,786	527,195
Freight and shipping		210,361	291,050
Plant facilities		437,070	214,134
Marketing		448,945	141,655
Change in Finished Goods Inventory		(811,434)	(77,632)
		22,570,693	7,220,627

Loss from operations		(18,732,723)	(6,203,387)

Other (income) expense
Fair value (gain) loss on financial instruments	10, 11	(50,871,565)	—
Interest expense		3,741,242	250,689
Foreign exchange (gain) loss		(11,453)	391,964
Interest income		(137,587)	(717)
		(47,279,363)	641,936

Net profit (loss) and comprehensive income (loss)		28,546,640	(6,845,323)

Earnings (loss) per common share - basic	15	0.17	(0.07)
Earnings (loss) per common share - diluted	15	0.17	(0.07)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of changes in equity
For the three months ended January 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Notes		$	$	$	$	$
Balance, October 31, 2021		163,179,655	672,079,154	3,026,721	(241,088,229)	(296,612)	433,721,034
Stock option expense	12	—	—	2,877,691	—	—	2,877,691
Exercise of warrants	12	5,712,222	46,001,223	—	—	—	46,001,223
Restricted Share Units expense	12	—	—	2,321,118	—	—	2,321,118
Comprehensive income		—	—	—	28,546,640	—	28,546,640
Balance, January 31, 2022		168,891,877	718,080,377	8,225,530	(212,541,589)	(296,612)	513,467,706

Balance, October 31, 2020		83,361,291	15,441,600	824,683	(14,528,941)	(296,612)	1,440,730
Series C Class A shares issued for cash	12	11,220,218	21,620,000	—	—	—	21,620,000
Shares issued for non-cash costs	12	478,920	455,055	(455,055)	—	—	—
Stock option expense	12	—	—	141,228	—	—	141,228
Comprehensive loss		—	—	—	(6,845,323)	—	(6,845,323)
Balance, January 31, 2021		95,060,429	37,516,655	510,856	(21,374,264)	(296,612)	16,356,635

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Three months ended January 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Three Months Ended January 31,
		2022	2021
	Notes	$	$

Operating activities
Net profit (loss) for the year		28,546,640	(6,845,323)
Items not affecting cash
Share-based compensation	12	5,198,809	746,171
Depreciation	6, 7	1,834,075	527,378
Amortization of government grants		—	(14,062)
Loss on disposal of assets		—	13,399
Foreign exchange (gain) loss on translation		(362,214)	319,780
Fair value (gain) loss on financial instruments	10, 11	(50,871,565)	—
Interest expense/income	10	3,265,608	—
		(12,388,647)	(5,252,657)
Changes in non-cash working capital items
Accounts receivable		(1,742,693)	(836,548)
Other receivables		262,321	(193,999)
Prepayments and deposits		2,071,196	(215,689)
Inventory		(1,683,240)	42,383
Accounts payable and accrued liabilities		(5,202,491)	(249,677)
		(18,683,554)	(6,706,187)

Investing activity
Purchases of plant and equipment	6	(12,161,073)	(2,837,842)
Prepaid equipment deposits	4	(13,001,681)	—
Proceeds from disposal of plant and equipment		—	16,866
		(25,162,754)	(2,820,976)

Financing activities
Proceeds from private share issuance, net of share issue costs	12	—	21,620,000
Proceeds from exercise of warrants		65,180	—
Proceeds from loans payable		—	1,503,200
Proceeds from government grants		—	14,062
Repayment of lease liabilities		(833,334)	(159,293)
Repayment of loans payable		(1,535)	(300,993)
		(769,689)	22,676,976

Net change in cash and cash equivalents		(44,615,997)	13,149,813
Cash and cash equivalents, beginning of period		596,858,298	663,557
Cash and cash equivalents, end of period		552,242,301	13,813,370

Non-cash investing activities
Accrual for purchase of plant and equipment		3,351,331	635,804
Non-cash financing activities
Equity issued for non-cash costs		—	455,055

Interest paid		475,634	250,689
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

1.Nature of operations
Nature of Operations
Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges, supporting the global transition toward electrification.

Li-Cycle Holdings Corp. and its subsidiaries, collectively ("Li-Cycle" or the "Company") started their business as Li-Cycle Corp. Li-Cycle Corp was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the "Business Combination") with Peridot Acquisition Corp., and the combined company was renamed Li-Cycle Holdings Corp. On closing, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “LICY”.
2.    Significant accounting policies
(a)Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. Except as described below, these financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in the Company’s consolidated financial statements for the year ended October 31, 2021. These financial statements do not include all the notes required in annual financial statements.
These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on March 16, 2022.
(b)Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s seven subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the condensed consolidated interim financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. The Company’s principal subsidiaries and their geographic location as at January 31, 2022 are set forth in the table below:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries are eliminated.
(c)Basis of preparation
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company's functional currency.
(d)New and revised IFRS Standards issued but not yet effective
Interest Rate Benchmark Reform - Phase 2 The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. The Company assessed the revised impact of the amendments and concluded that they had no impact on the condensed consolidated interim financial statements

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

Amendments to IFRS 3	Reference to the Conceptual Framework
IFRS 17 (including the June 2020 amendments to IFRS 17)	Insurance Contracts
Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture
Amendments to IAS 1	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract
The adoption of the Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods, except as noted below.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies
The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.
The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The Company is assessing the potential impact of these amendments.
3.    Accounts receivable

	January 31, 2022	October 31, 2021
	$	$
Trade Receivables	5,815,394	4,072,701
Total accounts receivable	5,815,394	4,072,701

Harmonized Sales Taxes receivable	710,824	379,814
Other	—	593,331
Total other receivables	710,824	973,145

For product sales, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. For the three months ended January 31, 2022, the fair value gain arising from changes in estimates was $1,738,469 (three months ended January 31, 2021: $275,503) included in the respective accounts receivable balance.

An insignificant portion of the receivables relate to services revenue which is initially measured at fair value and subsequently at amortized cost. For the three months ended January 31, 2022 and October 31, 2021, the Company has assessed an allowance for credit loss of $nil for service-related receivables based on its past experience, the credit ratings of its existing customers and economic trends.

4.    Prepayments and deposits

	January 31, 2022	October 31, 2021
	$	$
Prepaid lease deposits	1,315,426	886,951
Prepaid equipment deposits	13,001,681	3,231,836
Prepaid insurance	2,337,920	3,839,880
Other prepaids	2,917,107	688,331
	19,572,133	8,646,998
Other prepaids consist principally of parts and consumables, deposits, subscriptions, and environmental financial assurance.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
5.    Inventory

	January 31, 2022	October 31, 2021
	$	$

Raw material	1,722,222	850,416
Finished goods	1,158,825	347,391
	2,881,047	1,197,807

The cost of inventories recognized as an expense during the three months ended January 31, 2022 was $2,446,381 (three months ended January 31, 2021: $1,181,572).

The cost of inventories recognized as an expense during the three months ended January 31, 2022 includes a write down of $375,022 for finished goods and a write down of $285,495 for raw materials (three months ended January 31, 2021: $367,422 for finished goods and $53,757 for raw materials) in respect of adjustments of inventory to net realizable value. Net realizable value of inventory is calculated as the estimated consideration under provisional pricing arrangements less the estimated cost of completion and the estimated costs necessary to make the sale.

6.    Plant and equipment

	Assets under construction	Plant equipment	Computer equipment	Storage containers	Vehicles	Leasehold improvements	Total
	$	$	$	$	$	$	$
Cost
At October 31, 2021	15,638,165	6,275,419	196,273	67,619	179,298	6,219,456	28,576,230
Additions	14,784,027	—	162,310	—	62,000	504,067	15,512,404
Transfers from Assets under construction	(1,528,606)	1,528,606	—	—	—	—	—
At January 31, 2022	28,893,586	7,804,025	358,583	67,619	241,298	6,723,523	44,088,634
Accumulated depreciation
At October 31, 2021	—	(1,549,700)	(8,645)	(14,172)	(49,314)	(564,936)	(2,186,767)
Depreciation	—	(350,489)	(25,036)	(1,691)	(11,149)	(143,858)	(532,223)
At January 31, 2022	—	(1,900,189)	(33,681)	(15,863)	(60,463)	(708,794)	(2,718,990)
Carrying amounts							—
At October 31, 2021	15,638,165	4,725,719	187,628	53,447	129,984	5,654,520	26,389,463
At January 31, 2022	28,893,586	5,903,836	324,902	51,756	180,835	6,014,729	41,369,644

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
7.    Right-of-use assets

	Premises	Equipment	Total
Cost	$	$	$
At October 31, 2021	28,821,956	133,769	28,955,725
Additions & modifications	2,144,896	59,939	2,204,835
At January 31, 2022	30,966,852	193,708	31,160,560

Accumulated depreciation
At October 31, 2021	(1,894,179)	(51,786)	(1,945,965)
Depreciation	(1,293,297)	(8,555)	(1,301,852)
Disposals	208,861	—	208,861
At January 31, 2022	(2,978,615)	(60,341)	(3,038,956)

Carrying amounts
At October 31, 2021	26,927,777	81,983	27,009,760
At January 31, 2022	27,988,237	133,367	28,121,604

The weighted average lease term is five years.
8.    Related party transactions
Remuneration of key management personnel
The remuneration of the executive officers and directors, who are the key management personnel of the Company during the three months ended January 31, 2022, is set out below:

	January 31, 2022	January 31, 2021
	$	$
Salaries	611,233	233,615
Share-based compensation	4,107,640	605,957
Fees and benefits	642,475	157,227
	5,361,348	996,799

During the three months ended January 31, 2022, the Company paid directors and advisors for providing director services, consulting and fundraising activities. Total amounts paid to directors in respect of these activities in the period was $91,600 (2021: $49,366).
Outstanding balances of remunerations of the executive officers and directors are summarized as follows:

	January 31, 2022	October 31, 2021
	$	$

Accounts payable and accrued liabilities	1,256,087	771,255
Outstanding balances	1,256,087	771,255

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three months ended January 31, 2022, the Company incurred expenses of $6,358 in relation to this vendor, compared to $6,198 for the three months ended January 31, 2021.

Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three months ended January 31, 2022, the Company incurred expenses of $2,100 in relation to this vendor, compared to $27,658 for the three months ended January 31, 2021.

The Company has engaged Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with marketing items and employee gifts since April 1, 2020. During the three months ended January 31, 2022, the Company incurred expenses of $33,779 attributable to this vendor, compared to $19,273 for the three months ended January 31, 2021.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services since September 1, 2020. During the three months ended January 31, 2022, the Company incurred expenses of $22,104 attributable to this vendor, compared to $36,126 for the three months ended January 31, 2021.

Consulting Agreements
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. Shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreements
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. During the three months ended January 31, 2022, Mr. Tse was paid aggregate fees under this agreement of $14,100, compared to nil for the three months ended January 31, 2021. The consulting agreement was terminated on January 19, 2022.
9.    Lease liabilities
The Company has the following lease liabilities as of January 31, 2022.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	6,168,522	5,120,905	4,212,169	3,942,280	3,857,699	15,288,184	38,589,759
Equipment	45,704	43,344	43,344	33,662	19,666	3,134	188,854
Total	6,214,226	5,164,249	4,255,513	3,975,942	3,877,365	15,291,318	38,778,613

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	4,557,725	25,876,441	30,434,166
Equipment	16,845	131,211	148,056
Total	4,574,570	26,007,652	30,582,222
The Company has the following lease liabilities as of October 31, 2021.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	4,468,877	4,590,357	3,741,940	3,332,312	3,290,786	16,302,071	35,726,343
Equipment	48,898	44,044	44,044	42,384	21,022	7,835	208,227
Total	4,517,775	4,634,401	3,785,984	3,374,696	3,311,808	16,309,906	35,934,570

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	2,836,348	26,366,448	29,202,796
Equipment	32,447	129,626	162,073
Total	2,868,795	26,496,074	29,364,869

In the three months ended January 31, 2022, the Company recognized an interest expense of $438,527 related to lease liabilities.

The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees. In the three months ended January 31, 2022, the Company has added 1 new premises lease and modified 1 lease.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
10.    Convertible Debt

	January 31, 2022	October 31, 2021
	$	$
Principal of convertible note at beginning of period	100,000,000	—
Issuance of convertible notes	1,827,778	100,000,000
Principal of convertible note at end of period	101,827,778	100,000,000

Conversion feature at beginning of period	29,028,938	—
Conversion feature issued	—	27,681,043
Fair value (gain) loss on embedded derivative	(14,698,274)	1,347,895
Conversion feature at end of period	14,330,664	29,028,938

Debt component at beginning of period	71,848,900	—
Debt component issued	1,827,778	72,318,957
Transaction costs	—	(1,599,737)
Accrued interest paid in kind	(1,827,778)	—
Amortization of transaction costs	81,650	26,662
Accrued interest expense	1,799,906	641,667
Accretion expense	1,384,052	461,351
Debt component at end of period	75,114,508	71,848,900
Total Convertible Debt at end of period	89,445,172	100,877,838
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, being a subsidiary of Koch Investments Group) and issued a convertible note (the “Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the Note in cash or by payment in-kind (“PIK”), at its election. initially, interest payments made in cash were based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments were based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the Note, LIBOR has a floor of 1% and a cap of 2%. On March 5, 2021, The Financial Conduit Authority announced the retirement of the LIBOR rate, ceasing the publication of the LIBOR rate relevant to this Convertible Note as of June 30, 2023. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published. The PIK election results in a new Note under the same terms as the original note, issued in lieu of interest payments with an issuance date on the applicable interest date.

The conversion feature has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The Note has an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the Note. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at January 31, 2022, no conversions had taken place.

On the first interest payment date December 31, 2021, the Company elected to pay the accrued interest in kind by issuing a new Note for the amount of $1,827,778 under the same terms as the original Note, in lieu of cash payments.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The fair value of the embedded derivatives upon issuance of the original Note was determined to be a liability of $27,681,043 whereas the remaining $72,318,957, net of transaction costs of $1,599,737, was allocated to the principal portion of the debt. During the three months ended January 31, 2022, the Company recognized a fair value gain of $14,698,274 on the embedded derivatives. The embedded derivatives were valued using the Barrier option pricing model. The assumptions used in the model were as follows:

	September 29, 2021 (issuance date)	October 31, 2021	January 31, 2022
Risk free interest rate	1.06%	1.23%	1.66%
Expected life of options	5 years	4.92 years	4.67 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	62%	68%
Share Price	12.56	12.94	7.58
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
11.    Warrants
In connection with the completion of the Business Combination on August 10, 2021, the Company assumed as part of the business combination described in Note 1. On acquisition date, the Company assumed Peridot Acquisition Corp.’s obligations under warrants to purchase up to 23,000,000 common shares at the publicly traded fair market value of $2.10 per share for a total acquired liability of $48,299,987.

The total number of warrants was made up of 15,000,000 Public Placement Warrants ("Public Warrants") and 8,000,000 Private Placement Warrants ("Private Warrants"). All of the warrants had a 5-year term, expiring on September 24, 2025. The Public Warrants had an exercise price of $11.50 per share, with a redemption price of $0.10 per warrant if the Company's share price exceeded $10.00, on a cashless basis. If the Company's share price exceeded $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the Company elected to deliver a notice of redemption, the redemption price was $0.01 on a cash basis. The Private Warrants had an exercise price of $11.50 per share, redeemable only at such time that the share price of the Company was between $10.00 and $18.00, at $0.10 per warrant. The Private Warrants were not transferable until 30 days after the close of the Business Combination, which was September 9, 2021.

On December 27, 2021, the Company announced that it would redeem all of its warrants to purchase common shares of the Company that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the "Redemption Date") for a redemption price of $0.10 per warrant. Based on the Redemption Fair Market Value that was announced on January 11, 2022, warrant holders who surrendered their warrants on a "Make-Whole Exercise" prior to the Redemption Date received 0.253 common shares of the Company per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Number of warrants	$
At October 31, 2021	22,999,894	82,109,334

Three months ended January 31, 2022
Cash exercises	9,578	22,370
Cashless exercises	22,540,651	45,868,707
Redemptions	449,665	44,967

Fair Value Gain on Warrants		36,173,291

At January 31, 2022	—	—

Warrants are re-measured through profit or loss at each period end, using first level inputs. As of January 31, 2022, the warrants are no longer publicly traded.
12.    Share capital and share-based compensation
Authorized share capital
Li-Cycle Corp. is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid.

For retrospective presentation, the number of Li-Cycle Corp. common shares and Class A preferred shares on the Condensed consolidated interim Statements of Changes in Equity have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

On November 13, 2020, Li-Cycle Corp. completed a Series C private placement with two entities to purchase 281,138 Class A preferred shares at a price of $81.81 per share, for total proceeds of $23,000,000 and incurred transaction fees of $1,380,000.
On January 25, 2021, Li-Cycle Corp. issued 12,000 shares as full and final satisfaction of all obligations under a consulting agreement for services the Company received up to May 2020.
Between June 11, 2021 and June 24, 2021, four employees exercised stock options for a total of 25,664 common shares of Li-Cycle Corp., at an aggregate exercise price of $169,105.

Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

On August 10, 2021, the Company finalized the Business Combination described in Note 1. All outstanding common shares and Class A preferred shares of Li-Cycle Corp., 2,407,535 in total, were exchanged for 96,084,679 common shares of Li-Cycle Holdings Corp. at the exchange ratio of 1:39.91. Li-Cycle Holdings Corp. issued an additional 65,671,374 common shares for net proceeds of $525,329,273. As part of this transaction, all outstanding 9,829 Restricted Share Units of Li-Cycle Corp. were settled by issuance of additional 392,276 common shares of Li-Cycle Holdings Corp. and a cashless exercise of 28,779 stock options of Li-Cycle Corp. resulted in the issuance of an additional 1,031,226 common shares of Li-Cycle Holdings Corp.
Between October 15 and December 3, 2021, warrant holders exercised 2,082 warrants for a total of 2,082 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $23,943.

During the warrant redemption period of December 27, 2021 to January 28, 2022, warrant holders exercised 7,596 warrants for 7,596 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $87,354, and 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise resulting in the issuance of 5,702,644 common shares of Li-Cycle Holdings Corp. at an aggregate share capital impact of 45,868,707.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
Long-term incentive plans
Stock options
For stock options issued under the Company's Long Term-Incentive Plan ("LTIP"), each of the Company's stock options converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The vesting period is one-third on the first-year anniversary of the grant of the option, and one-third every consecutive year thereafter. If an options remains unexercised after a period of 10 years from the date of grant, the option expires. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

A summary of stock option activities is as follows:

	Number of Li-Cycle Holdings Corp stock options	Weighted average exercise price of Li-Cycle Holdings Corp stock options
		$
Balance – October 31, 2021	5,296,553	2.81
Granted	592,102	7.88
Balance – January 31, 2022	5,888,655	3.32
As at January 31, 2022, 4,553,635 of the stock options (October 31, 2021: 4,242,707) were exercisable.
A summary of the outstanding stock options is as follows:

	Number of stock options	Exercise price
		$
Expiration dates
September 11, 2022	399,100	0.02
April 10, 2023	798,200	0.02
April 10, 2023	199,231	0.36
April 1, 2024	171,613	0.36
July 17, 2024	865,244	0.36
December 16, 2029	99,775	1.08
April 21, 2030	439,010	1.08
July 19, 2030	371,163	1.08
November 30, 2030	420,452	2.17
February 11, 2031	478,920	2.17
August 10, 2031	1,053,846	10.93
November 22, 2031	31,725	13.20
January 31, 2032	560,377	7.58
	5,888,655
The Company recognized total expenses of $2,877,691 related to stock options during the three months ended January 31, 2022 (2021: $141,228).

The fair value of the stock options granted during the three months ended January 31, 2022 was determined to be $2,911,807 (2021: $934,890) using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model for the grants during the three months ended January 31, 2022 were as follows:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Risk free interest rate	1.44% - 1.69%
Expected life of options	6 years
Expected dividend yield	0.0%
Expected stock price volatility	65% - 70%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.

Restricted share units
Under the terms of the Company's 2021 LTIP, restricted share units ("RSUs") of Li-Cycle Holdings Corp. have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from several months to 3 years. The RSUs represent the right to receive common shares from the Company in an amount equal to the fair market value of an common share of Li-Cycle Holdings Corp. at the time of distribution. RSUs issued under the 2021 LTIP are expected to be settled in common shares. RSUs issued under the 2021 LTIP are classified as equity on the Condensed consolidated interim statement of financial position.

The Company recognized share-based compensation expense relating to RSUs totaling $2,321,118 in the three months ended January 31, 2022 (three months ended January 31, 2021: $604,943).

A summary of RSU activities is as follows:

	Number of	Weighted average
	Li-Cycle Holdings Corp RSUs	share price on grant date

Balance – October 31, 2021	716,763	$10.93
Granted	1,266,804	$8.79
Balance – January 31, 2022	1,983,567	$9.56

As of January 31, 2022, none of outstanding RSUs had vested. RSUs granted in the three months ended January 31, 2022 vest at a rate of 1/3 per year.
13.    Financial instruments and financial risk factors
Fair values
The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, loans payable. The carrying amounts of cash, Harmonized Sales Taxes receivable, other receivables, accounts payable and accrued liabilities approximately fair value due to the short-term maturity of these instruments.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e. derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
There were no transfers between the levels during the current or prior year.
The Company’s financial assets measured at fair value on a recurring basis are measured under level 1 of the hierarchy and were calculated as follows:

	Balance	Level 2
	$	$
As at January 31, 2022
Accounts receivable	5,815,394	5,815,394
	5,815,394	5,815,394
As at October 31, 2021
Accounts receivable	4,072,701	4,072,701
	4,072,701	4,072,701
See Note 3 above for additional details related to measurement of accounts receivable.
The Company’s financial liabilities measured at fair value on a recurring basis are measured under level 1 and 2 of the hierarchy and were calculated as follows:

	Balance	Level 1	Level 2
	$	$	$
As at January 31, 2022
Conversion feature of convertible debt (see Note 10)	14,330,664	—	14,330,664
	14,330,664	—	14,330,664
As at October 31, 2021
Conversion feature of convertible debt (see Note 10)	29,028,938	—	29,028,938
Warrants (see Note 11)	82,109,334	53,549,989	28,559,344
	111,138,272	53,549,989	57,588,282
Currency risk
The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, but its operations require Canadian dollars and other currencies.

At January 31, 2022, the Company had Canadian dollar denominated cash of approximately Cdn. $3,163,333 and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $25,289,808. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the condensed consolidated interim financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the Canadian dollar versus the U.S. dollar, at January 31, 2022, would have increased the foreign exchange loss for the year by approximately $868,379 while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Interest rate risk
Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt, see Note 10.
Credit, liquidity, and market risks
Credit risks associated with cash are minimal as the Company deposits the majority of its cash with a large Canadian financial institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is assessed as minimal.
The Company's revenue and accounts receivable primarily come from two key customers, further disclosed in Note 16. The Company manages this risk by engaging with reputable multi-

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
national corporations in stable jurisdictions and performing a review of a potential customer's financial health prior to engaging in business.
Management established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.
Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (borrowings after deducting cash and cash equivalents) and equity of the Company (comprising issued share capital, contributed surplus and accumulated deficit as disclosed in Note 12).

The Company is not subject to any externally imposed capital requirements.
14.     Commitments
As of January 31, 2022, there were $124,483,550 in committed purchase orders or agreements for equipment and services (October 31, 2021:$6,858,617).
15.    Earnings per share

For comparability, the weighted average number of ordinary shares and the number of potential common shares have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the business combination on August 10, 2021.

	three months ended January 31,
	2022	2021
Net profit (loss)	$28,546,640	$(6,845,323)
Weighted average number of common shares	163,844,557	93,474,963
Effect of dilutive securities
Stock options	3,927,811	—
Restricted share units	929,982	—
Convertible debt	—	—
Warrants	2,182	—
Effect of dilutive securities	4,859,975	—
Dilutive number of shares	168,704,532	93,474,963

Basic earnings (loss) per share	$0.17	$(0.07)
Diluted earnings (loss) per share	$0.17	$(0.07)

Adjustments for diluted loss per share were not made for the three months ended January 31, 2021 as they would be anti-dilutive in nature. The following table represents instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	January 31,	January 31,
	2022	2021
Stock options	1,645,948	5,786,950
Convertible debt	7,627,816	—
	9,273,764	5,786,950

16.     Segment reporting
The Condensed consolidated interim financial data presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The Corporation’s CODM is its Chief Executive Officer.
During the three months ended January 31, 2022, the Company operated in Canada and the United States. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

	Canada	United States	Total
	$	$	$
Revenues
Three months ended January 31, 2022	1,254,409	2,583,561	3,837,970
Three Months Ended January 31, 2021	950,206	67,034	1,017,240

Non-current assets
Three months ended January 31, 2022	15,228,349	54,262,899	69,491,248
Year ended October 31, 2021	15,476,877	37,922,346	53,399,223

The Company does not currently have active operations in any other geographical regions.
For the three months ended January 31, 2022, one customer accounted for 61% of revenue and 54% of accounts receivable (2021: 52% and 45.0%, respectively), while another customer accounted for 29% of the Company's revenue and 42% of its accounts receivable (2021: 42% and 53%, respectively). The Company's remaining customers do not make up significant percentages of these balances.
17.    Subsequent events

On December 13, 2021, the Company entered into Subscription Agreements (the “LG Subscription Agreements”) with each of LG Energy Solution ("LGES") and LG Chem ("LGC"). As part of these agreements, LGES and LGC agreed, subject to certain conditions, including execution of certain offtake agreements with LGES, LGC and Traxys North America LLC ("Traxys") on or prior to March 13, 2022 (the “Outside Date”), to subscribe for 2,208,480 each (or 4,416,960 in aggregate) of the Company’s common shares for a purchase price of $25,000,000 each (or $50,000,000 in aggregate) in transactions exempt from registration under the Securities Act.

On March 11, 2022, the Company entered into amended and restated Subscription Agreements with each of LGES and LGC that, among other things, amended the LG Subscription Agreements as follows: the Outside Date has been extended to April 22, 2022 and the commercial agreements to be entered into before the Outside Date as a condition to closing of the Subscription shall include: (i) a nickel sulphate offtake agreement between LGES, a subsidiary

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended January 31, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
of the Company and Traxys and a scrap offer agreement between a subsidiary of the Company and LGES, and (ii) a nickel sulphate offtake agreement between LGC, a subsidiary of the Company and Traxys.